United States

                       Securities and Exchange Commission

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  ODWALLA, INC.
                                  -------------

                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------

                         (Title of Class of Securities)

                                    676111107
                                    ---------
                                 (CUSIP Number)

                                  May 29, 1999
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

CUSIP NO. 676111107                                     13G                                           PAGE 1 OF 1

1.       NAME OF REPORTING PERSON:
         Catterton-Simon Partners III, L.P.

         IRS IDENTIFICATION NUMBER OF ABOVE PERSON:
         067462224

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)[ ]
                                                                                                         (b)[X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.       SOLE VOTING POWER                                                                            1,075,000

6.       SHARED VOTING POWER                                                                                  0

7.       SOLE DISPOSITIVE POWER                                                                       1,075,000

8.       SHARED DISPOSITIVE POWER                                                                             0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                                1,075,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES                                 [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                 17.52%

12.      TYPE OF REPORTING PERSON
         PN


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


                                  SCHEDULE 13G

ITEM 1(A).        NAME OF ISSUER
                  Odwalla, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  120 Stone Pine Rd.
                  Half Moon Bay, CA 94019

ITEM 2(A).        NAME OF PERSON FILING
                  Catterton-Simon Partners III, L.P.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE
                  9 Greenwich Office Park
                  Third Floor
                  Greenwich, CT 06830

ITEM 2(C).        CITIZENSHIP
                  California

ITEM 2(D).        TITLE OF CLASS OF SECURITIES
                  Common Stock, no par value

ITEM 2(E).        CUSIP NUMBER
                  676111107

ITEM 3.           Not applicable.

ITEM 4.           OWNERSHIP


------------------------------ -------------- ---------- -------------- --------------- --------------- --------------
                                                                                                        SHARED POWER
                                                                                                         TO DISPOSE
                                                                                        SOLE POWER TO   OR TO DIRECT
                                  AMOUNT                  SOLE POWER     SHARED POWER   DISPOSE OR TO        THE
                               BENEFICIALLY   PERCENT      TO DIRECT    TO DIRECT THE     DIRECT THE     DISPOSITION
      REPORTING PERSON             OWNED      OF CLASS     THE VOTE          VOTE       DISPOSITION OF       OF
------------------------------ -------------- ---------- -------------- --------------- --------------- --------------
------------------------------ -------------- ---------- -------------- --------------- --------------- --------------
Catterton-Simon Partners
III, L.P.                        1,075,000     17.52%      1,075,000          0           1,075,000           0
------------------------------ -------------- ---------- -------------- --------------- --------------- --------------




ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6:         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                Not applicable.

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


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY
                  Not applicable.

ITEM 8:           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  Not applicable.

ITEM 9:           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10:          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not been held in connection with or as a participant in any transaction having that purpose or effect.


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




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE              May 28, 1999

                                            CATTERTON-SIMON PARTNERS III, L.P.

                                  By: Catterton-Simon Managing Partner III,
                                      L.L.C., its General Partner

                                            By: /s/ CRAIG SAKIN
                                                -------------------------------
                                            Name:   Craig Sakin
                                            Title:  Authorized Person


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